The Royce Funds

745 Fifth Avenue
New York, NY 10151
(212) 508-4500
(800) 221-4268

May 11, 2020

Securities and Exchange Commission
100 F. Street, N.E.

Washington, D.C. 20549
Attention: Ms. Karen Rossotto, Division of Investment Management

Re:       Preliminary Proxy Statements of

Royce Capital Fund (File No. 811-07537) (“RCF”)

The Royce Fund (File No. 811-03599) (“TRF”)

Royce Global Value Trust, Inc. (File No. 811-22532) (“RGT”)

Royce Micro-Cap Trust, Inc. (File No. 811-08030) (“RMT”)

Royce Value Trust, Inc. (File No. 811-04875) (“RVT”)

Dear Ms. Rossotto:

This letter responds to telephonic comments received from you on May 4, 2020 regarding the Preliminary Proxy Statements for the above-listed Registrants that were filed with the Securities and Exchange Commission (the “Commission”) on April 22, 2020. Capitalized terms used herein and not otherwise defined herein shall have the meanings given to them in the Registrants’ Definitive Proxy Statements that have been filed with the Commission and accompany this letter (collectively, the “Definitive Proxy Statements”). Set forth below are the Commission staff’s comments in italics relating to the Preliminary Proxy Statements, along with the Registrants’ responses to those comments.

  Comment: Specific comments are being provided solely with respect to TRF’s Preliminary Proxy Statement. Please apply such comments to the other Registrants to the extent relevant. In addition, please include changes responsive to the Commission staff’s comments in clean and marked drafts sent by e-mail.

Response: The Registrants have applied the comments received with respect to the TRF Preliminary Proxy Statement to their Definitive Proxy Statements to the extent relevant. Such Definitive Proxy Statements: (i) seek to respond to the Commission staff’s comments and (ii) make certain non-material updating changes. The Definitive Proxy Statements for RGT, RMT, and RVT also address contested solicitation proxy materials filed by certain of their stockholders. The Registrants previously supplied clean and marked drafts to you by email that were substantially similar to the Definitive Proxy Statements. The Registrants further notes that they have included all required “record date” information in the Definitive Proxy Statements.

  Comment: Please disclose additional relevant information for shareholders who receive more than one proxy card (e.g., indicate whether such shareholders may vote “FOR” the investment advisory agreement for one Fund while voting against the investment advisory agreement for another Fund, etc.).

Response: RCF has added the following disclosure to the “Questions and Answers” section of its proxy materials and has conformed related disclosures to the effect set forth below:

Q. Why might I receive more than one voting instruction card?

A. You may receive more than one voting instruction card if you own shares in both Funds as of the close of business on the record date, May 1, 2020. It is important that all shares owned by you are represented at the Meeting. Even if you plan to attend the Meeting, you should promptly authorize a proxy to vote your shares in both Funds by touch-tone telephone, over the Internet, or by signing, dating and returning each voting instruction card you receive. You are encouraged to consider the proposal for one Fund in which you own shares separately from the proposal for the other Fund in which you own shares. The shares of one Fund in which you own shares may be voted differently than the shares of the other Fund in which you own shares (e.g., your shares in one Fund may be voted “FOR” the proposal while your shares in the other Fund may be voted “AGAINST” the proposal).

TRF has added the following disclosure to the “Questions and Answers” section of its proxy materials and has conformed related disclosures to the effect set forth below:

Q. Why might I receive more than one proxy card?

A. You may receive more than one proxy card if you own shares in more than one Fund as of the close of business on the record date, May 1, 2020. It is important that all shares owned by you are represented at the Meeting. Even if you plan to attend the Meeting, you should promptly authorize a proxy to vote your shares in each such Fund by touch-tone telephone, over the Internet, or by signing, dating and returning each proxy card you receive. You are encouraged to consider the proposal for any particular Fund in which you own shares separately from the proposal for any other Fund in which you own shares. The shares of any particular Fund in which you own shares may be voted differently than the shares of any other Fund in which you own shares (e.g., your shares in one Fund may be voted “FOR” the proposal while your shares in another Fund may be voted “AGAINST” the proposal).

  Comment: With respect to the disclosure regarding the potential for holding a “virtual meeting,” please add disclosure to the Registrants’ proxy materials to the effect that: (i) each Registrant will provide timely notice of any decision to hold a “virtual meeting” and (ii) any notice regarding a “virtual meeting” will include information regarding how shareholders may access, participate in, and vote at, such “virtual meeting.”

Response: Each Registrant has revised its proxy materials substantially as follows (deletions shown in red strikethrough text and additions shown in bold, double-underlined blue text):

We intend to hold the special meeting of the Fund’s shareholders at its offices at 745 Fifth Avenue, 23rd Floor, New York, New York, 10151 at [__:__] [a.m./p.m.] (Eastern time) on Tuesday, July 14, 2020. However, as we are concerned about your health and safety during the current COVID-19 pandemic, we intend to monitor the recommendations of public health officials and governmental restrictions as the situation continues to evolve. If we decide to hold the Meeting at a different time, in a different location, or partially or entirely by means of remote communication (i.e., a virtual meeting), we will ~~announce any such updates~~ provide timely notice of any such change by means of a press release, which will be posted on our website (http://www.royceinvest.com). We encourage you to check the website prior to the Meeting if you plan to attend the Meeting in person. An announcement of any change will also be filed on a timely basis with the Securities and Exchange Commission via its EDGAR system. In the event it is decided to hold a virtual meeting rather than an in-person meeting, such notice will include important information regarding the virtual meeting, including how to access, participate in, and vote at, such virtual meeting.

  Comment: Please disclose the identity and address of the Registrants’ administrator.

Response: Royce serves as the Registrants’ administrator. The Registrants added the requested disclosure to their Definitive Proxy Statements.

  Comment: The disclosure set forth under the heading “Additional Voting Information−Adjournment of Meeting” in each Preliminary Proxy Statement provides, in pertinent part, that the chairman of the Meeting may adjourn the Meeting without a vote of shareholders, whether or not a quorum is present. Please revise such disclosure to comply with the provisions of Rule 14a-4 under the Securities Exchange Act of 1934 (the “1934 Act”).

Response: Based upon our review of the relevant disclosure, each Registrant’s governing documents, and applicable state law and related discussions with state counsel, we believe the relevant disclosure is consistent such governing documents and applicable state law (i.e., Maryland law in the case of RGT, RMT, and RVT and Delaware law in the case of RCF and TRF).

We further believe that Rule 14a-4 under the 1934 Act does not supplant the Registrants’ governing documents or applicable state law in this context. We note that in Statement on Adjournment of Investment Company Shareholder Meetings and Withdrawal of Proposed Rule 20a-4 and Amendment to Rule 20a-1, Release No. IC-7659 (February 6, 1973) (the "Adjournment Release"), the Commission withdrew proposed Rule 20a-4, which would have prohibited any adjournment of a meeting of shareholders of a registered investment company that related to a proposal requiring shareholder approval if a quorum pursuant to state law were present at such meeting. The Commission stated:

“Investment company management must weigh carefully the decision whether to adjourn a shareholder meeting for the purpose of soliciting shareholders to obtain additional proxies in an effort to secure sufficient votes to pass a particular proposal or proposals. In any case where shareholders clearly express their disagreement and disinterest in a proposal through negative votes or abstention, and thus fail to yield sufficient votes for passage, management must determine if an adjournment and additional solicitation is reasonable and in the interest of shareholders, or whether such procedures would constitute an abuse of management’s office. Where management embarks upon a course of adjournment and additional solicitation, the Commission will consider whether such conduct appears to constitute a breach of fiduciary duty under Section 36(a) of the Act.”

The Commission has thus expressly authorized investment company management to decide whether to adjourn a shareholder meeting for the purpose of soliciting shareholders to obtain additional proxies, subject to management’s fiduciary duty to shareholders. The Registrants represent that they will evaluate any proposed adjournments consistent with the Commission’s guidance in the Adjournment Release.

In light of the foregoing, the disclosures regarding adjournments have remained substantially unchanged. Notwithstanding the foregoing, the Registrants included additional disclosure in their Definitive Proxy Statements to the following effect:

For RGT, RMT, and RVT only

•	In event a quorum is not present at the Meeting, any such adjournment date may not be more than 120 days after the original record date (i.e., May 1, 2020).

•	If the Meeting is adjourned or postponed to a date more than 120 days after the record date originally fixed for the Meeting (i.e., May 1, 2020), the Board will set a new record date for the Meeting. In that case, any proxy received by the Fund from a stockholder who was a stockholder of record on both the record date originally set for the Meeting and the new record date for such Meeting shall remain in full force and effect unless explicitly revoked, or a later dated proxy is submitted, by the applicable stockholder.

For RCF and TRF only

•	If the Meeting is adjourned or postponed to a date more than 60 days after the originally established meeting date (i.e., July 14, 2020), the Board will set a new record date for the Meeting.

* * * * *

We believe that the proposed revisions described herein and included in the Definitive Proxy Statements are responsive to the Commission staff’s comments. If you have any questions or comments with respect to this letter or the Definitive Proxy Statements, please contact the undersigned at (212) 508-4578.

Very truly yours,

/s/ John E. Denneen
John E. Denneen Secretary

Encs.